Exhibit 99.1

TASEKO REPORTS $36 MILLION OF ADJUSTED EBITDA FOR FIRST QUARTER 2023

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 87.5% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

May 3, 2023, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports first quarter 2023 Adjusted EBITDA* of $36 million, Earnings from mining operations before depletion* of $41 million and Cash flows provided by operations of $28 million. Adjusted net income* was $5 million, or $0.02 per share.

Stuart McDonald, President and CEO of Taseko, stated, “An average realized copper price of US$4.02 per pound in the first quarter helped to drive our strong financial performance. Production in the first quarter was 25 million pounds of copper and 234 thousand pounds of molybdenum. Copper head grades for the period were on plan, averaging 0.22%, but production was slightly below plan due to unexpected mill downtime and operational issues with the primary crushers. Mining advanced deeper into the Gibraltar pit which is the sole source of mill feed this year, and waste stripping ramped up in the new Connector pit. Initial tons of oxide ore were also mined from the Connector pit and have been placed on leach pads for future production when the Gibraltar SX/EW plant restarts.

We have decided to defer the in-pit crusher move until the spring of 2024, to coincide with planned work on SAG mill #1 to minimize concentrator downtime.”

Mr. McDonald added, “In the first quarter, we increased our effective interest in Gibraltar to 87.5%, after acquiring a 12.5% stake from one of our joint venture partners. The transaction closed in mid-March and provides immediate 17% growth in our attributable copper production. Additionally, the five-year deferred payment structure allows Taseko to focus our financial resources on the construction of the commercial facility at Florence.”

“In March, we filed a new technical report** for the Florence Copper project. The report includes updated capital cost estimates based on detailed engineering and recent contractor and vendor quotations. Operating and sustaining capital costs have also been updated, and refinements have been made to the operating models based on the Production Test Facility (“PTF”) results. The project has been significantly de-risked in recent years and has an after-tax Net Present Value (8%) of US$930 million using a long-term copper price of US$3.75 per pound. The EPA permitting process continues to advance and we expect a favourable outcome in the coming months. We are ready to start construction of the commercial production facility as soon as the final Underground Injection Control permit is issued,” continued Mr. McDonald.

*Non-GAAP performance measure. See end of news release
**NI 43-101 Technical Report, Florence Copper Project, Pinal County, Arizona” dated March 30, 2023. The report has been prepared for Taseko Mines Limited, a producing issuer, under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Sr. Vice President Operations, Mr. Weymark is Vice President Engineering and Robert Rotzinger is Vice President Capital Projects. All three are “Qualified Persons” as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

“Considering global economic uncertainties, copper markets remain remarkably stable and continue to support a healthy price of about US$3.85 per pound. Demand for our product remains strong and the long-term supply/demand fundamentals appear to be favourable. In the short-term, we continue to maintain our price protection strategy, which provides a minimum copper price of US$3.75 per pound for most of Gibraltar’s production for the balance of 2023. Our original production guidance of 115 million pounds (+/-5%) for 2023 remains unchanged,” concluded Mr. McDonald.

First Quarter Review

•	In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. Including updated modelling, capital expenditures and operating costs, the Florence Copper project now has an after-tax net present value of US$930 million (at an 8% discount rate) with an internal rate of return of 47% and a 2.6 year payback period;
•	First quarter earnings from mining operations before depletion and amortization* was $41.1 million, Adjusted EBITDA* was $36.1 million, and cash flows from operations was $28.0 million;
•	GAAP net income was $4.4 million ($0.02 per share) and Adjusted net income* was $5.1 million ($0.02 per share);

•         Gibraltar produced 24.9 million pounds of copper for the quarter which was slightly below expectations due to unplanned mill downtime that was necessary to address crusher maintenance and other operational issues;

•         Copper head grades in the quarter were 0.22%, similar to recent quarters and in line with management’s expectation;

•         Gibraltar sold 26.6 million pounds of copper in the quarter (100% basis) which contributed to revenue for Taseko of $115.5 million. The average realized copper price was US$4.02 per pound for the first quarter, compared to the LME average price of US$4.05 per pound;

•         Total site costs* in the first quarter was $112.8 million on a 100% basis, $6.6 million higher than the previous quarter due to greater diesel consumption from the higher mining rates and additional costs incurred for mill maintenance;

•	On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz Corporation (“Sojitz”) and now holds an effective 87.5% interest in the Gibraltar mine;
•	In February 2023, the Company entered into an agreement to extend the maturity date of its revolving credit facility by an additional year to July 2026. In addition to the one-year extension, the lender has also agreed to an accordion feature, which will allow the amount of the credit facility to be increased to US$80 million, subject to credit approval and other conditions; and
•	The Company had a closing cash balance of $102 million at March 31, 2023.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2023	2022	Change
Tons mined (millions)	24.1	20.3	3.8
Tons milled (millions)	7.1	7.0	0.1
Production (million pounds Cu)	24.9	21.4	3.5
Sales (million pounds Cu)	26.6	27.4	(0.8)

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change
Revenues	115,519	118,333	(2,814)
Earnings from mining operations before depletion and amortization*	41,139	42,773	(1,634)
Cash flows provided by operations	27,999	51,753	(23,754)
Adjusted EBITDA*	36,059	38,139	(2,080)
Adjusted net income*	5,088	6,162	(1,074)
Per share - basic (“Adjusted EPS”)*	0.02	0.02	-
Net income (GAAP)	4,439	5,095	(656)
Per share - basic (“EPS”)	0.02	0.02	-

REVIEW OF OPERATIONS

Gibraltar mine

Operating data (100% basis)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Tons mined (millions)	24.1	22.9	23.2	22.3	20.3
Tons milled (millions)	7.1	7.3	8.2	7.7	7.0
Strip ratio	1.9	1.1	1.5	2.8	2.6
Site operating cost per ton milled (Cdn$)*	$13.54	$13.88	$11.33	$11.13	$11.33
Copper concentrate
Head grade (%)	0.22	0.22	0.22	0.17	0.19
Copper recovery (%)	80.7	83.4	77.1	77.3	80.2
Production (million pounds Cu)	24.9	26.7	28.3	20.7	21.4
Sales (million pounds Cu)	26.6	25.5	26.7	21.7	27.4
Inventory (million pounds Cu)	3.7	5.4	4.2	2.7	4.0
Molybdenum concentrate
Production (thousand pounds Mo)	234	359	324	199	236
Sales (thousand pounds Mo)	225	402	289	210	229
Per unit data (US$ per pound produced)*
Site operating costs*	$2.82	$2.79	$2.52	$3.25	$2.95
By-product credits*	(0.37)	(0.40)	(0.15)	(0.15)	(0.18)
Site operating costs, net of by-product credits*	$2.45	$2.39	$2.37	$3.10	$2.77
Off-property costs	0.37	0.36	0.35	0.37	0.36
Total operating costs (C1)*	$2.82	$2.75	$2.72	$3.47	$3.13

OPERATIONS ANALYSIS

First Quarter Review

Gibraltar produced 24.9 million pounds of copper for the quarter, a 7% decrease over the fourth quarter. Copper production in the quarter was impacted by low mill availabilities due to poor crusher performance and extended mill shutdowns to troubleshoot mechanical issues. As a result, mill throughput was approximately 12% below plan for the period.

Copper head grades of 0.22% were in line with recent quarters and management expectations. Copper recoveries in the first quarter were 80.7% and while above the average achieved for 2022, were impacted by operating variability in the concentrators.

Mine operations went as planned in the quarter and a total of 24.1 million tons were mined. The ore stockpiles increased by 0.4 million tons in the first quarter and 0.8 million tons of oxide ore from the Connector pit was placed on the heap leach pads. This oxide ore will be processed in future years when Gibraltar’s solvent extraction and electrowinning (“SX/EW”) plant is restarted.

OPERATIONS ANALYSIS - CONTINUED

Total site costs* at Gibraltar of $112.8 million were $6.6 million higher than last quarter due to greater diesel fuel consumption from the higher mining rates and increased mill maintenance costs incurred to address mechanical issues.

Molybdenum production was 234 thousand pounds in the first quarter. At an average molybdenum price of US$32.79 per pound and with inclusion of the impact of favorable provisional price adjustments, molybdenum generated a by-product credit of US$0.37 per pound of copper produced in the first quarter.

Off-property costs per pound produced* were US$0.37 and were generally in line with recent quarters.

Total operating costs per pound produced (C1)* were US$2.82 for the quarter, compared to US$3.13 in the same period in 2022 with key variances summarized in the bridge graph below:

GIBRALTAR OUTLOOK

The Gibraltar pit will continue to be the sole source of mill feed in 2023 and the quarterly production profile is expected to be less variable than 2022 due to improving quality and consistency of ore as mining progresses deeper into the pit. Waste stripping will continue in the new Connector pit and initial mill feed from this pit is planned for 2024. The in-pit crusher that currently sits over the Connector ore zone was planned to be relocated in the third quarter of this year, but will now be deferred to spring of 2024. This results in increased mill production in the current year, and allows the timing of the crusher move to align with a maintenance shutdown that is required for the mill #1 SAG mill.

The technical information contained in this MD&A related to the Gibraltar mine has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

Gibraltar is expected to produce 115 million pounds of copper (+/-5%) in 2023 on a 100% basis.

Strong metal prices combined with our copper hedge protection continues to provide stable operating margins at the Gibraltar mine. Copper prices in the first quarter averaged US$4.05 per pound which is slightly higher than the 2022 average of US$3.99 per pound. Molybdenum prices are currently US$20.88 per pound, which is 11% higher than the average price in 2022. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 52 million pounds of copper until December 31, 2023.

ACQUISITION OF ADDITIONAL 12.5% INTEREST IN GIBRALTAR

On March 15, 2023, the Company completed the acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation (“Cariboo”). Under the terms of the agreement, Taseko has acquired Sojitz’s 50% interest in Cariboo and now holds an effective 87.5% interest in the Gibraltar mine. The other 50% of Cariboo is held equally by Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co. Ltd. (“Furukawa”).

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts and the amounts payable to Sojitz are secured against shareholder loans owing from Cariboo to Taseko.

The contingent payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

Taseko will become a party to the existing Cariboo shareholders agreement with Dowa and Furukawa. There will be no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar’s copper concentrate offtake. There will be no impact to the operation of the Gibraltar Joint Venture.

FLORENCE COPPER

The Company is awaiting the issuance of the final Underground Injection Control (“UIC”) permit from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction commencing on the commercial production facility. The EPA is currently addressing comments that were received during the public comment period, which was held in the fall of 2022. Public comments submitted to the EPA have demonstrated strong support for the Florence Copper project among local residents, business organizations, community leaders and state-wide organizations.

In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. (“Mitsui”) to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement on 2.67% of the copper produced at Florence Copper. In addition, Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

FLORENCE COPPER - CONTINUED

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced. The Company has purchased the major processing equipment associated with the SX/EW plant and the equipment has now been delivered to the Florence site. The Company is well positioned to transition into construction once the final UIC permit is received. The Company incurred $9.9 million of capital expenditures at the Florence project in the first quarter of 2023.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled “NI 43-101 Technical Report – Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Technical Report”) on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility (“PTF”) results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Florence Copper Project Highlights:

• Net present value of US$930 million (after-tax at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade A cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

The technical information contained in this MD&A related to the Florence Copper Project has been prepared by Richard Weymark, P.Eng., MBA, VP Engineering, Rob Rotzinger, P.Eng., VP Capital Projects, and Richard Tremblay, P.Eng., MBA, Senior VP Operations, who are Qualified Persons in accordance with the requirements of NI 43-101.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

LONG-TERM GROWTH STRATEGY - CONTINUED

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

The technical information contained in this MD&A related to the Yellowhead Copper Project has been prepared by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot’in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

The Company will host a telephone conference call and live webcast on Thursday, May 4, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://bit.ly/3KQ1b1u to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until May 19, 2022 and can be accessed by dialing 888-390-0541 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events using the passcode 707779#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis (except for Q1 2023)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Cost of sales	86,407	73,112	84,204	90,992	89,066
Less:
Depletion and amortization	(12,027)	(10,147)	(13,060)	(15,269)	(13,506)
Net change in inventories of finished goods	(399)	1,462	2,042	(3,653)	(7,577)
Net change in inventories of ore stockpiles	5,561	18,050	3,050	(3,463)	(3,009)
Transportation costs	(5,104)	(6,671)	(6,316)	(4,370)	(5,115)
Site operating costs	74,438	75,806	69,920	64,237	59,859
Less by-product credits:
Molybdenum, net of treatment costs	(9,208)	(11,022)	(4,122)	(3,023)	(3,831)
Silver, excluding amortization of deferred revenue	(160)	263	25	36	202
Site operating costs, net of by-product credits	65,070	65,047	65,823	61,250	56,230
Total copper produced (thousand pounds)	19,491	20,020	21,238	15,497	16,024
Total costs per pound produced	3.34	3.25	3.10	3.95	3.51
Average exchange rate for the period (CAD/USD)	1.35	1.36	1.31	1.28	1.27
Site operating costs, net of by-product credits (US$ per pound)	2.47	2.39	2.37	3.10	2.77
Site operating costs, net of by-product credits	65,070	65,047	65,823	61,250	56,230
Add off-property costs:
Treatment and refining costs	4,142	3,104	3,302	2,948	2,133
Transportation costs	5,104	6,671	6,316	4,370	5,115
Total operating costs	74,316	74,822	75,441	68,568	63,478
Total operating costs (C1) (US$ per pound)	2.82	2.75	2.72	3.47	3.13

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis (except for Q1 2023)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Site operating costs	74,438	75,806	69,920	64,237	59,859
Add:
Capitalized stripping costs	12,721	3,866	1,121	11,887	15,142
Total site costs – Taseko share	87,159	79,672	71,041	76,124	75,001
Total site costs – 100% basis	112,799	106,230	94,721	101,500	100,002

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gain/loss;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net income (loss)	4,439	(2,275)	(23,517)	(5,274)
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized (gain) loss on derivatives	2,190	20,137	(72)	(30,747)
Estimated tax effect of adjustments	(591)	(5,437)	19	8,302
Adjusted net income (loss)	5,088	7,146	4,513	(16,098)
Adjusted EPS	0.02	0.02	0.02	(0.06)

(Cdn$ in thousands, except per share amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Estimated tax effect of adjustments	(2,021)	(1,245)	1,841	(100)
Adjusted net income	6,162	13,312	27,020	9,948
Adjusted EPS	0.02	0.05	0.10	0.04

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense.

(Cdn$ in thousands)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net income (loss)	4,439	(2,275)	(23,517)	(5,274)
Add:
Depletion and amortization	12,027	10,147	13,060	15,269
Finance expense	12,309	10,135	12,481	12,236
Finance income	(921)	(700)	(650)	(282)
Income tax expense	3,356	1,222	3,500	922
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized (gain) loss on derivatives	2,190	20,137	(72)	(30,747)
Amortization of share-based compensation expense (recovery)	3,609	1,794	1,146	(2,061)
Adjusted EBITDA	36,059	35,181	34,031	1,684

(Cdn$ in thousands)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Add:
Depletion and amortization	13,506	16,202	17,011	17,536
Finance expense	12,155	12,072	11,875	11,649
Finance income	(166)	(218)	(201)	(184)
Income tax expense	1,188	9,300	22,310	7,033
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Amortization of share-based compensation expense	3,273	1,075	117	1,650
Adjusted EBITDA	38,139	52,988	76,291	47,732

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022
Earnings from mining operations	29,112	29,267
Add:
Depletion and amortization	12,027	13,506
Earnings from mining operations before depletion and amortization	41,139	42,773

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Site operating costs (included in cost of sales)	74,438	75,806	69,920	64,237	59,859

Tons milled (thousands) (75% basis except for Q1 2023)	5,498	5,462	6,172	5,774	5,285
Site operating costs per ton milled	$13.54	$13.88	$11.33	$11.13	$11.33

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.